SC 13D
                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            --------------------

                               SCHEDULE 13-D

                  Under the Securities Exchange Act of 1934

                                 ARGEN CORP.
                              ----------------
                              (Name of Issuer)

                  Common Stock, Par Value $0.0001 Per Share
                  -----------------------------------------
                       (Title of Class of Securities)

                                    none
                               --------------
                               (CUSIP Number)

                              System Resources
                            14411 Telegraph Road
                            Whittier,  CA   90604
                               (562) 903-0744
              -------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                Dec. 20, 2002
                        -----------------------------
                        (Date of event Which Requires
                          Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13-G to report the acquisition which is the subject of this Schedule 13-D, and is filing this Schedule because of Rule 13d-1 (b) or (4), check the following box. [ ]

                            CUSIP NO. None.

   (1)  Name of Reporting                    System Resources
        Persons. S.S. or
        I.R.S. Identification
        No. of Above Person

   (2)  Check the Appropriate
        Box if a Member of a                 (a)
        Group                                (b)

   (3)  SEC Use Only

   (4)  Source of Funds                      OO

   (5)  Check if Disclosure
        of Legal Proceedings
        is Required Pursuant
        to Items 2(d) or 3(e)

   (6)  Citizen or Place of                  United States
        Organization

                                  (7)  Sole Voting
                                       Power         7,500,000 shares

  Number of Shares                (8)  Shared Voting
  Beneficially                         Power
  Owned by Each
  Reporting                       (9)  Sole
  Person With*                         Dispositive
                                       Power         7,500,000 shares

                                 (10)  Shared
                                       Dispositive
                                       Power

  (11)  Aggregate Amount
        Beneficially Owned by
        Each Reporting Person                        7,500,000 shares

  (12)  Check if the Aggregate
        Amount in Row (11)
        Excludes Certain Shares

  (13)  Percent of Class                             60%
        Represented by Amount
        in Row (11)

  (14)  Type of Reporting                            CO
        Persons

Item 1. Security and Issuer

      This statement on Schedule 13-D (the "Statement") relates to shares of the Common Stock, $0.0001 par value per share (the "Shares"), of Argen Corp., a Delaware corporation (the "Company"), whose principal executive offices are located at 14411 Telegraph Road,
Whittier, California  90604.

Item 2. Identity and Background

      (a)  This Statement is filed by System Resources,
hereafter sometimes referred to as "Reporting Person."

      (b) and (c)

      The principal business address of System Resources is 14411 Telegraph Road,
Whittier, California  90604.  The principal business of System Resources is designing and creating Web Sites and E-commerce software.

      (d)   The Reporting Person, during the last five years, has not
been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      (e)   The Reporting Person, during the last five years, has not
been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   System Resources is a privately held company.

Item 3. Source and Amount of Funds or Other Consideration

System Resources acquired 7,500,000 shares of the Company's Common Stock on
December 20, 2002, pursuant to an Agreement by the Company
and System Resources.  Under the Agreement, the Company issued
System Resources 7,500,000 shares of Common Stock in exchange for services.
System Resources is owned by Jim Mansir Jr. Jim Mansir Jr. is also the chairman, president, chief executive officer, treasurer and secretary of Argen Corp.

Item 4. Purpose of the Transaction

      The Company entered into the transaction with System Resources who will provide software to the Company which will be the platform for the advertising portion of the Company.
  There is no assurance that the Company will be successful, or that the terms of any such transaction will be favorable to existing shareholders.

Item 5. Interest in the Securities of the Issuer

      (a) and (b)

      System Resources is the direct owner of 7,500,000 shares of the Company's
Common Stock, which totals 60% of the outstanding Common Stock.  As stated in Item 3 above, Jim Mansir Jr. owns 100% of System Resources.

      (c) Jim Mansir Jr. is the direct owner of 4,600,000 shares of the Company's
Common Stock, which totals 36.8% of the outstanding Common Stock. Jim Mansir Jr.
is also the chairman, president, chief executive officer, treasurer and secretary of Argen Corp.

      (d) None

      (e) None

Item 6. Contracts, Arrangements, Understandings or Relationships With
        Respect to Securities of the Issuer

      In the Agreement dated December 20, 2002, System Resourcesagreed to provide certain services to the Company in exchange for 7,500,000 common shares of the Company from the Company.

Item 7. Materials to be Filed as Exhibits

          None

                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

                                    /s/ Jim Mansir Jr.
                                    -------------------------------
                                    Jim Mansir Jr., President
                                    System Resources

Dated: December 27, 2002